SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2008
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑

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TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2008	EKSPORTFINANS ASA
	By:	/s/ GISELE MARCHAND
		Name:	Gisele Marchand
		Title:	President and Chief Executive Officer

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EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated April 4, 2008.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771, and Registration Statement No.333-140456.

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PRESS RELEASE
April 4, 2008
New elected officers at Eksportfinans
In yesterday’s ordinary elections in Eksportfinans, the following new members were elected to the different governing bodies:
BOARD OF DIRECTORS
Geir Bergvoll is new Chairperson of the Board. He heads the M&A Division of DnBNOR Bank and has around 25 years of diversified management experience from the Norwegian banking sector.
Carl E. Steen is new Deputy Chairperson of the Board. He is Head of Shipping, Oil Services and International Division at Nordea Bank, and has around 25 years management experience from international banking.
Thomas F. Borgen is new member of the Board of Directors. He is the President and CEO of Fokus Bank since 2001, and has around 20 years experience from banking and finance.
In addition to the representatives mentioned above, the Board of Eksportfinans includes Live Haukvik Aker, Tor Bergstrøm, Marianne Heien Blystad, Bodil P. Hollingsæter and Tor Østbø.
COUNCIL OF REPRESENTATIVES
Sandra Riise from NARF is the new Deputy Chairperson of the Council of Representatives.
Gro Elisabeth Lundevik from Nordea and Ottar Brage Guttelvik from Møre and Romsdal County Council are new members of the Council of Representatives.
Tone Lunde Bakker from Fokus Bank and Jens Olav Næsguthe from Telenor are new deputy members of the Council of Representatives.
CONTROL COMMITTEE
Ottar Brage Guttelvik from Møre and Romsdal County Council was elected as a new member of the Control Committee.
NOMINATION COMMITTEE
Sigurd Carlsen from Nordea was elected as a new member of the Nomination Committee.
For a more thorough description of Eksportfinans’ governing bodies, please visit www.eksportfinans.no.
Contact persons:

Frode Alhaug Chairperson of the Nomination Committee Tlf +47 90 64 48 75	Elise Lindbæk SVP Head of Communications tlf +47 90 51 82 50 e-post: el@eksportfinans.no

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